Exhibit 99.8

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone Fax	(416) 777-8500 (416) 777-8818 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seabridge Gold Inc.

We consent to the inclusion in this annual report on Form 40-F of:

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our Independent Auditors’ Report dated March 31, 2011 on the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010

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our Report of Independent Registered Public Accounting Firm dated March 31, 2011 on the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010

─	our Report of Independent Registered Public Accounting Firm dated March 31, 2011 on Seabridge Gold Inc.’s internal control over financial reporting as of December 31, 2010 each of which is contained in or incorporated by reference in this annual report on Form 40-F of Seabridge Gold Inc. for the fiscal year ended December 31, 2010.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (Registration No. 333-164530) of Seabridge Gold Inc.

/S/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 31, 2011

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